525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax www.kattenlaw.com

June 12, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	Power Solutions International, Inc.
Registration Statement on Form S-1
Filed May 14, 2013
File No. 333-188580

Dear Ms. Ravitz:

On behalf of our client Power Solutions International, Inc. (the “Company”), set forth below are responses to your letter of comment dated June 5, 2013 (the “Letter”) relating to the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”).

Enclosed for your convenience is the Amendment, marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2013. Please note that the Amendment also reflects various minor changes to the Registration Statement.

We have the following responses to the Staff’s comments:

Recent Performance, page 2

1.	Refer to your disclosure on page 2 highlighting total revenues and “adjusted diluted earnings per common share.” Please revise here to provide equally prominent disclosure of your net income/loss and diluted earnings per share for the periods presented and to provide a cross reference to your reconciliation between “adjusted diluted earnings per common share” and diluted earnings per share.

AUSTIN     CENTURY CITY     CHARLOTTE     CHICAGO     HOUSTON     IRVING     LOS ANGELES

NEW YORK     ORANGE COUNTY     SAN FRANCISCO BAY AREA     SHANGHAI     WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

June 12, 2013

Response:

In light of the Staff’s comment, the Registration Statement has been revised in the Amendment to delete the “Recent Performance” section of the Prospectus Summary.

A research report, which does not reflect our views…, page 30

2.	We note your disclosure concerning the research report regarding your quarterly financial results published by Craig-Hallum Capital Group LLC. Please tell us what consideration you have given to including additional risk factor disclosure about other reports published by your underwriters, such as the March 1, 2013 research report prepared by Craig-Hallum Capital and Roth Capital Partners LLC.

Response:

The Company has concluded that any such additional risk factor disclosure is not necessary in light of the nature and timing of the other research reports published by its underwriters. There currently are a number of firms that issue investment research on the Company in the regular course of their respective businesses. Craig-Hallum Capital Group LLC (“Craig-Hallum”) and Roth Capital Partners LLC (“Roth Capital”), like other firms providing investment research on the Company, each regularly publishes its research report on the Company on or about the first business day after the Company releases its quarterly and/or fiscal year earnings. In accordance with this practice, Craig-Hallum and Roth Capital published their research reports on March 1, 2013, the day after the Company released its financial results on February 28, 2013 for the fourth quarter and year ended December 31, 2012. The research reports highlight certain aspects of the Company’s performance and product portfolio, which are substantially derived from the most recent earnings release and the related conference call discussing the contents of the earnings release, as well as other publicly available information. In addition, as it customarily does when a company that it covers announces major business developments, Craig-Hallum issued a research report on March 28, 2013 in response to major publicly announced developments in the Company’s business (relating to the Company’s new focus on the on-highway market), including (i) the Company entering into a multi-year supply agreement with General Motors that extended the Company’s product line targeted at on-highway applications (as disclosed in the Company’s press release dated March 25, 2013), and (ii) the Company entering into a collaboration with Capacity of Texas, Inc. to develop natural gas engines for the medium-duty truck market (as disclosed in the Company’s press release dated March 27, 2013). On each of March 1, 2013 (approximately 75 days prior to the day the Company filed the Registration Statement with the Commission) and March 28, 2013 (approximately 47 days prior to the day the Company filed the Registration Statement with the Commission), the Company had not commenced the process for the proposed offering (with no organizational meeting having been held or planned, and no drafting of the Registration Statement having occurred), and neither Craig-Hallum nor Roth Capital was engaged by the Company as an underwriter.

June 12, 2013

In the Company’s analysis of whether to include additional risk factor disclosure about the other research reports published by its underwriters, the Company considered, among other things, that (i) Craig-Hallum and Roth Capital had each commenced analyst coverage of the Company long before the issuance of the research reports published on March 1, 2013 and March 28, 2013 (Craig-Hallum having initiated its analyst coverage on November 29, 2012, and Roth Capital having initiated its analyst coverage on October 11, 2011), (ii) the nature of the reports published on March 1, 2013 by Craig-Hallum and Roth Capital and March 28, 2013 by Craig-Hallum is customary for the analyst coverage of Craig-Hallum and Roth Capital, and consistent with their standard analyst coverage practices, and (iii) a substantial period of time elapsed between the publishing of the reports and the filing date of the Registration Statement. Accordingly, the Company concluded that additional risk factor disclosure is not warranted for the other research reports published by its underwriters.

3.	We note your statement that you were not involved in any way in the preparation of the referenced research report. In this regard, please address whether you provided any information to Craig-Hallum, such as data supporting Craig-Hallum’s beliefs about your discussions with other chassis manufacturers, the anticipated timing for certifications of your engines and your product development plans.

Response:

The Company notes that all of the information in Craig-Hallum’s research report with respect to the Company’s discussions with other chassis manufacturers, the anticipated timing for certifications of its engines and its product development plans was publicly available prior to the date the research report was published.

The research report published by Craig-Hallum on May 10, 2013 was issued after the Company had publicly released its financial results on May 9, 2013 for the first quarter ended March 31, 2013 (in a press release furnished on Form 8-K) and had held a publicly accessible (and pre-announced) conference call on May 9, 2013 to discuss its recent financial results and outlook. A telephone replay of that call was publicly available approximately two hours after the call concluded through the Company’s website, and a webcast of the conference call is archived on the Company’s website for public access consistent with past practice. Furthermore, the Company archives investor presentations on its website for public access. The Company notes that, on the publicly available conference call:

•

the Company’s Chief Operating Officer discussed the Company’s work with a customer’s chassis vendor in a fleet test of the Company’s 4.8 liter engine, and the Company’s Chief Executive Officer discussed the Company’s initiatives with several chassis builders engaged in prototype applications and installations of the Company’s 8.8 liter engine; and

June 12, 2013

•

in response to a question from Craig-Hallum, the Company’s Chief Executive Officer discussed the Company’s certification pursuits in multiple fields, and that certification toward the end of the year is expected for certain alternative fuel engines.

Additionally, in a publicly accessible presentation (archived on the Company’s website) given at an investor conference held on March 18, 2013, the Company mentioned its 11L-15L engine that is referenced in the Craig-Hallum research report. The Company’s participation in this investor conference was consistent with the Company’s past practice.

The Company also notes that, in a prior research report dated March 28, 2013, Craig-Hallum made substantially similar statements about the Company’s discussions with other chassis manufacturers, the anticipated timing for certifications of its engines and its product development plans. Specifically, Craig-Hallum stated in this prior research report that: “We believe that PSIX is currently in discussions with other chassis manufacturers and expects certification of its 8.8L, 4.8L and 6.0L engines later this year. Further, we believe that PSIX intends to develop and introduce a larger spark-ignited engine (in the range of 11L-15L) to address the Class 8 market opportunity.” Clearly, none of the information referenced by the Staff was new information conveyed privately to the Craig-Hallum analyst in connection with his preparation of the May 10, 2013 research report.

On May 9, 2013, the Chief Financial Officer of the Company did have a brief conversation with the Craig-Hallum analyst and a number of other research analysts, as is typical following the release of the Company’s earnings. The Company is certain that no material, non-public information (nor any other non-public information of significance) was discussed during any of these conversations.

4.	We note your disclosure concerning possible claims, damages and costs resulting from the publication of the research report. Please tell us what consideration you have given to including financial statement footnote or other disclosure regarding your possible contingent liability in this regard.

Response:

The Company has concluded that no financial statement footnote or other disclosure regarding any possible contingent liability is warranted. Until the proposed offering is consummated, there is no potential liability based upon the publication of the research report by Craig-Hallum. Therefore, with respect to the historical financial statements included in the Registration Statement, no financial statement footnote or other disclosure resulting from the publication of the research report would be appropriate.

June 12, 2013

With respect to future financial statements, the Company currently believes that a material loss is remote under FASB ASC Topic 450 Contingencies, and accordingly, the Company does not currently expect to make an accrual or financial statement disclosure with respect to the contingency. Although the Company concluded that a risk factor was appropriate to fully and clearly inform potential investors of the potential Section 5 violation and the potential consequences to the Company of such potential violation, it would vigorously contest any claim asserting that the Company had violated Section 5 of the Securities Act of 1933 based upon the publication of the research report by Craig-Hallum (or any other claim based upon the issuance or contents of such research report) and would expect to have meritorious defenses to any such claim.

In addition, Craig-Hallum has agreed to fully indemnify the Company and the selling stockholders for any losses arising out of the publication of the research report or, in the event indemnification is unavailable, to contribute to the amount paid or payable by the Company or the selling stockholders as a result of such losses. The Registration Statement has been revised in the Amendment on page 111 to describe the indemnification arrangement.

The Company respectfully advises the Staff that management will continue to evaluate its possible contingent liability relating to the publication of the research report, and consider whether it would be necessary to make any accrual or financial statement disclosure with respect to the contingency. The Company has discussed its conclusions with its independent auditors, and will continue to do so as part of its continual evaluation of its possible contingent liability relating to the publication of the research report by Craig-Hallum.

Principal and Selling Stockholders, page 87

5.	Please revise to provide the information required by Item 507 of Regulation S-K or tell us why you believe you are not required to do so.

Response:

In light of the Staff’s comment, the Registration Statement has been revised in the Amendment beginning on page 87 to provide the information required by Item 507 of Regulation S-K or a cross-reference to such information that is included elsewhere in the Registration Statement.

June 12, 2013

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5493 or mark.wood@kattenlaw.com. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

Enclosures

cc:	Gary S. Winemaster
Eric Cohen
Daniel Gorey
Catherine Andrews, Esq.
Thomas S. Levato, Esq.